EXHIBIT 99.2
FOR IMMEDIATE RELEASE


                 SUNBEAM ANNOUNCES ADDITIONAL MANAGEMENT CHANGES

         Fort Lauderdale, FL, (August 8, 1996) -- Sunbeam Corporation (NYSE:SOC) announced today, in connection with the continuing rapid reorganization of the Company's management, that Richard L. Boynton, President of the Company's Household Products Group, and Paul M. O'Hara, Chief Financial Officer of Sunbeam, are no longer with the Company. In addition, Michael R. Beauregard, Vice President of Strategic Planning in the North American Group Office, also is no longer with the Company.

         Russell A. Kersh, named on July 22 as Executive Vice President, Finance and Administration, will take on additional duties as the Company's Chief Financial Officer. Spencer Volk, head of International operations for Sunbeam, will serve as temporary head of the Household Products Group, which is in the process of reorganization under P. Newton White, Sunbeam's recently named Executive Vice President of Consumer Products Worldwide.

         Albert J. Dunlap, Sunbeam's Chairman and Chief Executive Officer, stated, "We are moving as quickly as possible to build a highly focused management team to turn around a business which has substantially under-performed over the past 18 months."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.
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Contact:          John DeSimone                         Pete Judice
                  Manager, Investor Relations           Burson-Marsteller
                  SUNBEAM CORPORATION                   New York
                  (954) 767-2100                        (212) 614-4506